UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 24, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 24, 2016 regarding the postponement of Global Tower’s IPO.

Istanbul, October 24, 2016

Announcement Regarding the Postponement of Global Tower’s IPO

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

Having considered the potential impacts of upcoming United States presidential election and FED’s expected interest rate decision on the financial markets as well as the cyber-attacks, and in agreement with its major shareholder Turkcell, GlobalTower has postponed its initial listing on Borsa Istanbul for which the first trading day was planned for October 27, Thursday until the markets become more reliable and stable.

This announcement appears for information purposes only. It does constitute an offer to purchase or a solicitation of offers to purchase with respect to the securities described herein. The securities mentioned in this announcement have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or under the laws of any other jurisdiction outside of Turkey, and may not be offered or sold in the United States or any other jurisdiction outside of Turkey absent such registration or an applicable exemption from the registration requirements of the Securities Act or applicable local law.  Neither Turktell nor Global Tower intends to register any portion of the planned offering in the United States or to conduct a public offering of securities in the United States or under the laws of any other jurisdiction outside of Turkey.

This communication does not constitute an offer of the securities referred to herein to the public in the United Kingdom. No prospectus has been or will be approved in the United Kingdom in respect of the securities. This communication is being distributed to and is directed only at (i) persons who are outside the United Kingdom or (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). Any investment activity to which this communication relates will only be available to and will only be engaged with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this communication or any of its contents.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: October 24, 2016	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations and Business Development Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: October 24, 2016	By:	/s/Ilter Terzioglu
	Name:	Ilter Terzioglu
	Title:	Strategy Executive Vice President